

Mail Stop 4631

July 28, 2009

via U.S. mail and facsimile

Chris Metcalf, Chief Executive Officer
ESP Resources, Inc.
1255 Lions Club Road
Scott, Louisiana 70583

>   **RE: ESP Resources, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed April 15, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
>   **File No. 0-52506**

Dear Mr. Metcalf:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations, page 21

Liquidity and Capital Resources, page 23

1. We note that accounts receivable, net is 56% of total current assets as of December 31, 208. We further note that accounts receivable, net increased to $450,882 as of December 31, 2008 as compared to the $185,804 balance as of December 31, 2007. Comparing revenues earned for fiscal year 2008 to the pro forma revenues for fiscal year 2007 disclosed on page 46, the significant increase in accounts receivable, net as of December 31, 2008 does not appear to be due to an increase in revenues. Further, we note that accounts receivable, net has continued to increase as of March 31, 2009, even though it appears revenues for the first quarter of fiscal year 2009 decreased from revenues earned for the fourth quarter of fiscal year 2008. Finally, we note that you have not recognized an allowance for doubtful accounts as of December 31, 2008 or March 31, 2009. As such, please provide us with a comprehensive analysis as to how you determined accounts receivable, net is collectible. In this regard, please provide us with an aging of your accounts receivable, net as of March 31, 2009. Please also tell us of the amount outstanding as of March 31, 2009 that has subsequently been collected. Finally, please note that your disclosures in future filings should provide investors with an understanding of the collectability of your most significant current asset (i.e., accounts receivable, net).

Application of Critical Accounting Policies, page 26

Oil and Gas Properties, page 26

2. As your oil and gas properties are 42.6% of your total assets as of December 31, 2008, please revise your disclosures in future filings to:
   - Clarify when you are assessing your properties for impairment. Refer to Rule 4-10(c)(3)(ii)(A)(1) of Regulation S-X.
   - Provide a detailed description of the methodology used to assess each of your properties for impairment. Please ensure your discussion includes a description of the material assumptions included in the methodology. Please quantify each of the material assumptions used by property for each period presented. To the extent that your material assumptions have changed between the testing periods, please provide an explanation for the change in your assumptions.
   - Provide a sensitivity analysis of your assumptions used in estimating the fair value of your properties based on outcomes that are reasonably likely to occur.

Please refer to the guidance in Section 501.14 of the Financial Reporting Codification. Please provide us with the disclosures that you intend to include in future filings based on your most recent evaluation of your oil and gas properties.

Note 1 – Basis of Presentation, Nature of Operations and Significant Accounting Policies, page 36

Reverse Merger, page 36

3. From your disclosures it appears that you are using a purchase price of $901,339 for purposes of allocating the purchase price to the fair value of acquired assets and liabilities in connection with the reverse acquisition. It is unclear to us how you arrived at this amount based on the guidance in SFAS 141, the number of shares Pantera held at the merger date, and the trading price of common stock around the date the material terms transaction were first announced (i.e., December 11, 2008). Please advise. Refer to paragraphs 20-23 of SFAS 141 and EITF 99-12 for guidance.

4. In the event that you determine the purchase price used for the acquisition of Pantera does not comply with US GAAP, please provide us with a revised purchase price allocation in accordance with paragraphs 37-43 and A14-A28 of SFAS 141. To the extent that you recognize a material portion of the purchase price as goodwill, please provide investors with a detailed explanation of the factors that contributed to the recognition of the goodwill. Refer to paragraphs 51.b. of SFAS 141 for guidance.

5. We note your statement that the fair value of the net assets of Pantera approximated their carrying value. As unproven oil and gas properties are Pantera's most significant asset acquired, please provide us with a detailed explanation as to how you estimated the fair value of your unproven oil and gas properties. Please provide us with the valuation assessment prepared for each property.

Revenue and Cost Recognition, page 39

6. In future filings, please disclose when during the process of supplying your customers the petrochemicals you meet the four elements of recognizing revenue.

Note 5 – Notes receivable and investments, page 42

7. We note your disclosure regarding your investments related to a share purchase agreement with Artemis Energy PLC, which primarily focus on amendments to the original agreement. Please revise your disclosure in future filings to provide investors with a more detailed understanding as to what your investment is. Specifically:

- Clarify what your ownership interest is (i.e., the amount) and what the ownership interest is in (i.e., the oil and gas property or an entity with oil and gas properties, etc.).
- Disclose the value of your original investment, any changes to the original investment, how you are accounting for the investment, and the line items in your consolidated financial statements impacted by your accounting.
- Disclose whether any of the activities completed to date have resulted in any dry wells or other evidence that suggests there are no proven reserves for the property or the wells that have been drilled.
- Disclose the remaining activities that need to be completed to determine whether the properties have proved reserves and the estimated costs to complete these activities.
- As your investment relates to the capitalization of costs accounted for under the full cost method for oil and gas properties, disclose the information required by Rule 4-10(c)(7)(ii) of Regulation S-X.

Please provide any additional information that will allow an investor to understand what has been recognized in your consolidated financial statements and what needs to occur, including the estimated cost of those activities, before you can begin amortizing the capitalized costs. Please provide us with the disclosures you intend to include in future filings using the information as of the most recent period.

8. Please provide investors with a detailed understanding as to what the note receivables from Aurora and Boreal represents (i.e., a return on your investment once revenue-producing activities begin, a return of your original investment, etc.), including a detailed explanation as to how you determined the valuation allowance. Please also disclose if the note receivables provide for a due date and whether you are earning interest on the amounts due. Please refer to SFAS 114 for additional guidance regarding the accounting and required disclosures, as applicable and based on the facts and circumstances surrounding the note receivables. Please provide us with the disclosures you intend to include in future filings based on the information available as of your most recent period.

Note 6 – Oil and Gas Properties, page 43

9. Regarding your 10% interest in the joint venture managed by Trius Energy, LLC, please disclose how you are accounting for this investment and where you are recognizing the asset and any related earnings or expenses. Please note that to the extent you are accounting for this investment in accordance with APB 18, please provide the disclosures required by paragraph 20 of APB 18 and your interest in the net capitalized costs relating to oil and cash producing activities. Please ensure your disclosures for your accounting of this interest also explain how the activities during fiscal year 2008 have impacted your accounting for this interest. In this regard, we note that one of the wells began selling natural gas during fiscal year 2008 for which

activities were subsequently shut down. Finally, please provide the disclosures required by Rule 4-10(c)(7)(ii) of Regulation S-X for your portion of the capitalized costs and the corresponding properties. In this regard, please also ensure your disclosure addresses whether any of the activities completed to date have resulted in any dry wells or other evidence that suggests there are no proven reserves for the property or the wells that have been drilled. Please provide us with the disclosures you intend to include in future filings based on your most recent period.

10. Regarding your interest in Baker Ranch Block 80, please disclose the following:
   - Your interest is in the oil and gas properties that comprise the Baker Ranch Block 80, including how you have reflected your interest in the consolidated financial statements.
   - When you acquired your interest in the Baker Ranch Block 80.
   - When the lease term began and the length of the lease for this property.
   - When exploration and/or development activities began on this property, whether any of the activities completed to date have resulted in any dry wells or other evidence that suggests there are no proven reserves for the property or the wells that have been drilled, when you expect such activities will be completed such that the capitalized costs will be included in the full cost method pool and begin amortizing the capitalized costs, and the estimated costs to complete the exploration and development activities.
   - A detailed description of the costs you have capitalized by cost category.
   Refer to Rule 4-10(c)(7)(ii) of Regulation S-X for guidance. Please provide us with the disclosures you intend to include in future filings based on the information available as of your most recent period.

Note 9 – Acquisition, page 46

11. We note the pro forma information you have provided for the results of operations related to the acquisition of ESP Petrochemicals, Inc. on June 15, 2007. Based on these disclosures, it appears that you did not identify ESP Petrochemicals, Inc. as your predecessor at the time of acquisition. In this regard, when an entity is acquired and is identified as the predecessor, the historical financial statements should reflect the operating results, financial position and cash flows of the predecessor prior to acquisition. Please refer to Rule 8-01 of Regulation S-X for guidance. Please provide us with a detailed explanation as to how you determined ESP Petrochemicals, Inc. was not your predecessor, as defined in Rule 405 of Regulation C.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Item 4T. Controls and Procedures

12. Please amend your first quarter of fiscal year 2009 Form 10-Q to address each of the
following:
- Please disclose the principal executive and principal financial officers'
conclusion regarding the effectiveness of your disclosure controls and procedures
as of March 31, 2009. Refer to Item 307 of Regulation S-K for guidance.
- Please provide a more detailed description of the material weakness identified
relating to your equity transactions. Specifically, please disclose
  o the control deficiency identified (i.e., what weakness in your control
environment caused the issues relating to your equity transactions);
  o all areas of the financial reporting process that may be impacted by the control
deficiency identified; and
  o the specific impacts the control deficiency had on your financial statements,
which would include a detailed description of any adjustments that were
required to be made to accurately present your consolidated financial
statements in accordance with US GAAP.

    Please consider providing us with a draft of the amendment you intend to file on
    EDGAR prior to such filing.

Exhibits 32.1 and 32.2

13. In an amendment to your first quarter of fiscal year 2009 Form 10-Q, please include
Section 906 certifications that refer to the appropriate form. In this regard, your
current certifications refer to a Form 10-Q for the period ending November 30, 2008,
rather than March 31, 2009.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter on EDGAR that keys
your responses to our comments and provides any requested information. Detailed
response letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief